UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports a Passenger Traffic Increase in August 2026 of 0.5% Compared to 2025

GUADALAJARA, Mexico, Sept. 04, 2026 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for August 2026, compared with August 2025.

During August 2026, the 12 Mexican airports operated by GAP recorded a 2.6% increase in total passenger traffic compared to August 2025. Guadalajara and Tijuana airports reported an increase of 10.5% and 1.2%, respectively, while Puerto Vallarta and Los Cabos airports reported a decrease of 10.3% and 6.2%, respectively, compared to August 2025. With respect to GAP’s airports in Jamaica, Kingston airport recorded an increase of 2.8%, while Montego Bay airport recorded a decrease of 23.0%.

Domestic Terminal Passengers (in thousands):

Airport	Aug-25	Aug-26	% Change	Jan - Aug 25	Jan - Aug 26	% Change
Guadalajara	1,100.3	1,200.4	9.1%	8,304.8	8,647.7	4.1%
Tijuana*	785.6	774.7	(1.4%)	5,758.6	5,528.4	(4.0%)
Los Cabos	270.7	284.4	5.1%	1,962.2	1,938.6	(1.2%)
Puerto Vallarta	314.0	307.7	(2.0%)	2,119.4	2,054.9	(3.0%)
Montego Bay	0.0	0.0	(100.0%)	0.0	0.0	(100.0%)
Guanajuato	191.3	202.1	5.6%	1,487.7	1,459.5	(1.9%)
Hermosillo	177.2	181.0	2.1%	1,427.0	1,340.8	(6.0%)
Kingston	0.4	0.0	(92.6%)	0.7	0.9	40.8%
Morelia	71.2	70.3	(1.2%)	506.6	509.3	0.5%
La Paz	121.7	137.7	13.2%	856.8	950.6	11.0%
Mexicali	114.4	101.2	(11.5%)	834.6	736.6	(11.7%)
Aguascalientes	55.2	65.2	18.3%	433.8	433.8	0.0%
Los Mochis	63.1	63.3	0.3%	469.2	468.1	(0.2%)
Manzanillo	11.3	13.5	19.5%	89.0	88.1	(1.0%)
Total	3,276.2	3,401.5	3.8%	24,250.5	24,157.4	(0.4%)

International Terminal Passengers (in thousands):

Airport	Aug-25	Aug-26	% Change	Jan - Aug 25	Jan - Aug 26	% Change
Guadalajara	516.2	585.1	13.3%	3,974.4	4,225.9	6.3%
Tijuana*	326.8	351.2	7.5%	2,772.5	2,626.1	(5.3%)
Los Cabos	292.3	243.9	(16.6%)	3,303.4	3,037.7	(8.0%)
Puerto Vallarta	161.8	119.2	(26.3%)	2,712.5	2,178.1	(19.7%)
Montego Bay	447.4	344.6	(23.0%)	3,561.6	2,628.8	(26.2%)
Guanajuato	88.8	87.4	(1.5%)	713.3	669.5	(6.1%)
Hermosillo	6.3	6.9	8.8%	53.3	57.8	8.5%
Kingston	199.2	205.1	3.0%	1,272.5	1,252.7	(1.6%)
Morelia	68.0	68.0	0.1%	469.9	551.9	17.4%
La Paz	3.0	3.0	(2.3%)	23.1	31.4	35.9%
Mexicali	0.6	0.7	13.4%	5.0	5.2	4.2%
Aguascalientes	30.7	28.9	(5.8%)	219.2	222.3	1.4%
Los Mochis	0.7	0.9	27.6%	5.5	6.0	10.6%
Manzanillo	3.7	3.4	(8.6%)	69.9	59.9	(14.2%)
Total	2,145.5	2,048.4	(4.5%)	19,156.0	17,553.4	(8.4%)

Total Terminal Passengers (in thousands):

Airport	Aug-25	Aug-26	% Change	Jan - Aug 25	Jan - Aug 26	% Change
Guadalajara	1,616.5	1,785.5	10.5%	12,279.2	12,873.6	4.8%
Tijuana*	1,112.4	1,125.9	1.2%	8,531.1	8,154.5	(4.4%)
Los Cabos	563.0	528.3	(6.2%)	5,265.7	4,976.4	(5.5%)
Puerto Vallarta	475.8	426.9	(10.3%)	4,831.9	4,233.0	(12.4%)
Montego Bay	447.4	344.6	(23.0%)	3,561.6	2,628.8	(26.2%)
Guanajuato	280.1	289.5	3.4%	2,200.9	2,129.0	(3.3%)
Hermosillo	183.5	187.9	2.4%	1,480.3	1,398.6	(5.5%)
Kingston	199.6	205.1	2.8%	1,273.1	1,253.6	(1.5%)
Morelia	139.1	138.3	(0.6%)	976.5	1,061.2	8.7%
La Paz	124.7	140.7	12.9%	879.9	982.1	11.6%
Mexicali	115.0	101.8	(11.4%)	839.6	741.7	(11.7%)
Aguascalientes	85.9	94.2	9.7%	653.1	656.2	0.5%
Los Mochis	63.8	64.2	0.6%	474.7	474.1	(0.1%)
Manzanillo	15.0	16.9	12.5%	158.9	148.1	(6.8%)
Total	5,421.8	5,449.9	0.5%	43,406.5	41,710.8	(3.9%)

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Aug-25	Aug-26	% Change	Jan - Aug 25	Jan - Aug 26	% Change
Tijuana	320.1	346.5	8.2%	2,721.3	2,590.2	(4.8%)

Highlights for the month:

  Seats and load factors
  The seats available during August 2026 increased by 1.5%, compared to August 2025. The load factors for the month went from 84.0% in August 2025 to 83.2% in August 2026.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx
+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: September 4, 2026	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer